Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi 15125

Athens, Greece

April 18, 2016

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Morris

RE:	Stellar Acquisition III Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted March 21, 2016

CIK No. 0001665300

Dear Mr. Morris:

On behalf of Steller Acquisition III Inc. (“we” or the “Company”), we hereby respond to the letter dated April 7, 2016 from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on March 21, 2016. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, to be filed substantially contemporaneously with the submission of this letter.

Prospectus Summary, page 1

1.	We note your response to prior comment 1. If you elect to highlight the positive aspects of the businesses with which your management was affiliated, please balance your disclosure with equally prominent disclosure about negative developments. For example, we note your references here to the amounts raised for Nautilus Marine and Star Maritime, the size of the subsequent business combinations and your references on page 87 to your cargo capacity. Please balance your disclosure by including disclosure regarding any post-combination difficulties, including issues related to profitability, if applicable.

In response to the Staff’s comment, we have deleted any positive aspects of the businesses with which our management was affiliated. Furthermore, we have stated in the revised risk factor entitled “We face risks related to companies in the maritime transportation industry” beginning on page 48 that the businesses previously acquired by our management are undergoing numerous risks, including but not limited to risks relating to liquidity and debt.

Additionally, for the Staffs’ information, we wish to clarify management’s record pertaining to their involvement with previous companies. Management took a conservative approach with respect to the incurrence of debt of their two prior SPAC acquisitions. Specifically, in the business combination of Star Maritime Acquisition Corp., the debt was unusually low in loan-to-value (“LTV”) terms compared to the vast majority of shipping companies at that time. Our management team left such company in 2011. In the business combination of Nautilus Maritime Acquisition Corp., our management placed debt in the low-to-mid range of industry standards. Subsequent declines of asset values, which impacted LTV ratios (along with all other companies in the sector having debt), could not have been predicted at the time of the closing of the business combinations.

April 15, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

We face risks related to companies in the vessel transport industry, page 48

2.	It appears that your co-chief executive officers were founders, officers or directors of two blank check companies that consummated business combinations with companies that operated a fleet of offshore service vessels and dry bulk carrier vessels, respectively. Given each individual’s history of using blank check companies to acquire these types of vessels, tell us whether you considered adding risk factors that highlight the material risks concerning companies that use such vessels.

The Company has revised the risk factor entitled “We face risks related to companies in the maritime transportation industry” beginning on page 48 of the prospectus in response to the Staff’s comment.

Management, page 87

3.	We note your response to prior comment 14. Revise the disclosure on page 87 to clarify the relationship, if any, between Mr. Tsirigakis and Nautilus Offshore Services and DryShips since November 24, 2015. Also, revise the disclosure in this section concerning Messrs. Tsirigakis and Syllantavos to disclose their business experience with the entities mentioned in footnotes (3) and (4) on page 96.

The Company has revised the disclosure on pages 88 and 95 of the prospectus to clarify that Mr. Tsirigakis has been a Vice President of DryShips, Inc. since December 2015. The Company had previously disclosed that Mr. Tsirigakis has been the Chief Executive Officer of Nautilus Offshore Services since October 2013 and continues to serve in that position to the present. In addition, the Company has revised the definition of “sponsor” in the glossary to clarify that the sponsor entities are holding companies with no operations.

4.	We note your response to prior comment 15. Disclose the benefits received by Messrs. Tsirigakis, Syllantavos and Argyros from their association with companies that had a business plan similar to your business plan.

The Company has revised the disclosure on page 2 of the prospectus in response to the Staff’s comment.

5.	Please expand the disclosure in this section about the business experience of Mr. Syllantavos to disclose the accumulated deficit of BTHC X, Inc. as of December 31, 2015 and the “going concern” language in the financial statements and auditor’s report.

BTHC X, Inc. (“BTHC”) is a blank check company searching for a business combination and has no operations. Unlike the Company, which anticipates raising funds in the proposed offering for purposes of financing a business combination, BTHC, like all other blank check companies that do not consummate a public offering, is financed by loans and advances made by its officers and directors. As such, we respectfully submit that the “going concern” language in BTHC’s financial statement and the related auditor’s report is not material to investors.

April 15, 2016

U.S. Securities and Exchange Commission

Attn: Daniel Morris

Re: Stellar Acquisition III Inc.

Certain Relationships and Related Party Transactions, page 99

6.	We note your response to prior comment 18. Please identify the related parties who will purchase in the private placement.

The Company has revised the disclosure on page 100 of the prospectus in response to the Staff’s comment.

Very truly yours,

/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Loeb & Loeb LLP